Exhibit 99.1

Neptune Appoints Dr. Toni Rinow as Chief Financial Officer

LAVAL, QC, April 7, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today the appointment of Dr. Toni Rinow, MBA as Chief Financial Officer, effective April 7, 2020.

A transformational finance and business leader with 20 years of experience, Dr. Toni Rinow is a catalyst for growth and strategic global expansion in healthcare and consumer product companies and well known for accelerating revenue streams through acquisitions, corporate development, sales and marketing, and financings. With a proven track record in international corporate development and sales and financing of companies, she held leadership roles in public and private healthcare organizations up to CAD$250 million in revenue, where she spearheaded acquisitions across Canada, Latin America, Europe and India.

Dr. Rinow holds a double Masters in Business Administration (MBA) and Accounting and Finance from McGill University. In addition she holds a doctorate in physical chemistry from the Université de Montréal (Ph.D), and a chemical engineering degree from the European Higher Institute of Chemistry in Strasbourg, France.

Toni has a keen interest in robotics, natural language processing and machine learning especially with a focus on the retail consumer markets and was trained at Massachusetts Institute of Technology (MIT). Dr. Rinow believes in giving back to the community and sits on the Board of Directors of several non-for profit organizations.

"We are excited to have a professional with Toni's diverse expertise join our team as she brings significant executive business, financial and technical leadership experience to Neptune," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "Toni is an extremely accomplished and adaptable problem solver with international experience growing businesses, executing transformational plans, and building high performance teams. Her experience with private equity sponsors has allowed her to take on diverse leadership roles across industries, applying each of her broad capabilities from executive leadership, maximizing operational and production effectiveness, and applying strong business controls. She will be an invaluable asset across our organization as we grow the company and capitalize on our numerous opportunities, all while building value for our shareholders."

"I am honored to rejoin Neptune at such an exciting time in the Company's history and growth trajectory.  I am looking forward to putting the knowledge I've learned over the last decade to good use to help guide Neptune through its next inflection points while positioning the Company for future growth," said Dr. Rinow.

 "I would like to thank Claudie for her significant contributions over the last several months as we conducted our thorough search. She has been instrumental throughout her tenure at Neptune and has worked endlessly to ensure a seamless transition," Mr. Cammarata.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. Neptune also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, Neptune sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Québec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 07-APR-20